Stream Communications Network, Inc.

Consolidated Financial Statements

For the six months ended June 30, 2004

UNAUDITED INTERIM FINANCIAL STATEMENTS

In accordance with National Instrument 51-102 released by the Canadian Securities Administrators, the Company discloses that its auditors have not reviewed the unaudited financial statements for the period ended June 30, 2004.

PREPARED BY MANAGEMENT

Stream Communications Network, Inc.
Consolidated Balance Sheets
June 30, 2004 and December 31, 2003
(in Canadian dollars)

	June 30, 2004	December 31, 2003
ASSETS
Current Assets
Cash and cash equivalents	$ 308,522	$ 207,358
Accounts receivable	223,330	154,792
Inventory	13,977	8,315
Prepaid expenses and advances	179,104	83,902
	724,933	454,367

Deposits	161,331	155,017
Property, plant and equipment (note 3)	8,073,029	7,232,779
Intangibles - (note 4)	2,430,271	2,361,995
	$ 11,389,564	$ 10,204,158
LIABILITIES
Current Liabilities
Trade accounts payable and accrued liabilities	$ 1,238,660	$ 3,032,652
Accounts payable pertaining to financing costs	615,193	1,079,815
Due to related party (note 6)	-	337,867
Current portion of long-term debt (note 5)	64,512	64,512
	1,918,365	4,514,846
Long-term Liabilities
Due to related party (note 6)	3,515,259	-
Long-term debt (note 5)	37,523	67,997
	5,471,147	4,582,843
Non-controlling interest	795,057	687,225
	6,266,204	5,270,068
SHAREHOLDERS' EQUITY
Capital stock
Authorized
150,000,000 common shares of no par value
Issued and fully paid (note 8)	33,697,012	33,209,455
Contributed surplus	2,400,093	96,041
Warrants	2,025,447	2,025,447
Cumulative translation account (note 7)	2,301	(371,841)
Deficit	(33,001,493)	(30,025,012)
	5,123,360	4,934,090
	$ 11,389,564	$ 10,204,158

signed by "Stan Lis"	signed by "Casey Forward"
President	Chief Financial Officer
PREPARED BY MANAGEMENT

Stream Communications Network, Inc.
Consolidated Statements of Operations and Deficit
For the six months ended June 30
(in Canadian dollars)

	For the three months ended June 30, 2004	For the three months ended June 30, 2003	For the six months ended June 30, 2004	For the six months ended June 30, 2003

Revenues	$ 1,078,645	$ 950,163	$ 1,940,455	$ 1,966,135

Administration and services	260,433	222,695	619,267	666,756
Cost of sales	540,125	468,179	920,712	968,054
Programming	198,146	203,131	371,581	413,641
Sales and marketing	41,547	132,488	55,365	280,003
Stock-based compensation (note 8c)	2,304,052	-	2,304,052	-
	3,344,303	1,026,493	4,270,977	2,328,454
Loss before undernoted items	(2,265,658)	(76,330)	(2,330,522)	(362,319)

Amortization of property, plant and equipment	180,705	188,147	335,492	388,216
Amortization of intangibles and goodwill	56,104	113,576	110,903	184,337
	236,809	301,723	446,395	572,553
Loss before other items	(2,502,467)	(378,053)	(2,776,917)	(934,872)
Other items
Interest income	(20,775)	6,759	(27,782)	(2,815)
Financial expenses	194,863	109,911	208,631	157,117
	174,088	116,670	180,849	154,302
Loss from continuing operations before non-controlling interest	(2,676,555)	(494,723)	(2,957,766)	(1,089,174)

Non-controlling interest	16,450	(32,076)	18,715	(26,778)

Loss from continuing operations for the period	(2,693,005)	(462,647)	(2,976,481)	(1,062,396)
Loss from discontinued operations	-	-	-	-
Net loss for the period	(2,693,005)	(462,647)	(2,976,481)	(1,062,396)

Deficit, beginning of period	(30,308,488)	(24,370,141)	(30,025,012)	(23,770,392)

Deficit, end of period	$ (33,001,493)	$ (24,832,788)	$ (33,001,493)	$ (24,832,788)

Loss per share, basic and diluted
Continuing operations	$ (0.09)	$ (0.02)	$ (0.10)	$ (0.04)
Discontinued operations	-	-	-	-
Loss per share	$ (0.09)	$ (0.02)	$ (0.10)	$ (0.04)

Weighted average number of shares
Basic and diluted	29,738,582	29,029,598	29,738,582	29,029,598
PREPARED BY MANAGEMENT

Stream Communications Network, Inc.
Consolidated Statements of Cash Flows
For the six months ended June 30
(in Canadian dollars)

	For the three months ended June 30, 2004	For the three months ended June 30, 2003	For the six months ended June 30, 2004	For the six months ended June 30, 2003

Operating Activities
Net loss from continuing operations	$ (2,693,005)	$ (462,647)	$ 2,976,481)	$ (1,062,396)
Items not involving cash
Amortization	236,809	301,723	446,395	572,553
Stock-based compensation	2,304,052	-	2,304,052	-
Issuance of shares for business development	487,557	-	487,557	-
Non-controlling interest	16,450	(32,076)	18,715	(26,778)
Change in non-cash working capital	351,863	(193,000)	280,238	(516,621)
Accounts receivable	(24,333)	(92,549)	(62,827)	(116,824)
Inventory	(4,593)	1,768	(5,323)	2,244
Prepaid expenses and advances	(94,819)	151,097	(94,206)	863
Accounts payable and accrued liabilities	(2,149,089)	40,846	(2,369,106)	33,804
Deferred revenue	-	(9,150)	-	(18,314)
Net cash used in operating activities	(1,920,971)	(100,988)	(2,251,224)	614,848)
Net cash provided (used) by discontinued operating activities	-	-	-	-
Net cash used by operating activities	(1,920,971)	(100,988)	(2,251,224)	(614,848)

Financing Activities
Loans from related parties	2,026,792	-	3,177,392	-
Issuance of shares for cash	-	384,475	-	891,445
Long-term debt	(22,214)	(15,912)	(35,871)	(66,006)
Net cash provided from continuing financing activities	2,004,578	368,563	3,141,521	825,439
Net cash provided from discontinued financing activities	-	-	-	-
Net cash provided from financing activities	2,004,578	368,563	3,141,521	825,439

Investing Activities
Purchase of property, plant and equipment	(211,617)	(16,865)	(870,608)	(96,039)
Purchase of goodwill	(82,677)		(82,677)
Deferred charges	-	(191,618)	-	(361,656)
Net cash used in continuing investing activities	(294,294)	(208,483)	953,285)	(457,695)
Net cash used in discontinued investing activities	-	-	-	-
Net cash used in investing activities	(294,294)	(208,483)	(953,285)	(457,695)

Foreign exchange effect on cash	72,838	102,422	164,152	94,277

Change in cash and cash equivalents	(137,849)	161,514	101,164	(152,827)

Cash and cash equivalents at beginning of period	446,371	79,893	207,358	394,234

Cash and cash equivalents at end of period	$ 308,522	$ 241,407	$ 308,522	$ 241,407

PREPARED BY MANAGEMENT

Stream Communications Network, Inc.

Notes to Consolidated Financial Statements

June 30, 2004

(in Canadian dollars)

1.	NATURE OF OPERATIONS & SIGNIFICANT ACCOUNTING POLICIES

        Stream Communications Network, Inc. (“Stream” or the “Company”) mainly provides cable television services. Its business lines also include high-speed internet access. All of its operations are located in Poland.

        The company was incorporated on March 28, 1979 by registration of its Memorandum and Articles under the Company Act of  British Columbia, Canada. On October 19, 2001 the Company changed its name from Trooper Technologies Inc. to Stream Communications  Network, Inc.

         These interim consolidated financial statements should be read in conjunction with the audited December 31, 2003 annual financial statements.

        These interim financial statements follow the same accounting policies and methods of their application as in the December 31, 2003 annual financial statements.        These interim consolidated financial statements do not conform in all respects to the requirements of Canadian generally accepted accounting principles for  annual financial statements in that they do not include all note disclosures.

        These consolidated financial statements include the accounts of the Company and the following subsidiaries. All intercompany transactions and balances have been eliminated.

		Country of Incorporation	Percentage ownership June 30, 2004	Percentage ownership December 31, 2003
	EES Waste solutions Limited	Cyprus	100.0%	100.0%
	International Eco-Waste Systems S.A. ("Eco-Waste")	Poland	100.0%	100.0%
	Stream Communications Sp. z o.o. ("Stream")	Poland	100.0%	100.0%
	Gimsat Sp. z o.o. ("Gimsat") - (note 3)	Poland	100.0%	100.0%
	Polvoice.com Sp. z o.o. ("PolVoice")	Poland	100.0%	95.4%
	Bielsat.com Sp. z o.o. ("Bielsat")	Poland	51.0%	51.0%
	ASK Stream (note 3)	Poland	60.0%	0.0%

The preparation of financial statements in conformity with Canadian generally accepted accounting principles requires management to make estimates and assumptions which affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the financial statements and expenses for the periods reported. Actual results could differ from those estimates.

2.	ACQUSITIONS

The Company has completed the acquisition of 60% of ASK. The acquisition was accounted for by the purchase method.  The effective date of the acquisition was May 5, 2004, after which the operations of ASK are included in these consolidated financial statements. ASK has cable TV networks in Sosnowiec, Poland.

At the time of acquisition the fair value of the assets and liabilities of ASK were:
	Cash and cash equivalents		$ 108,924
	Accounts receivable		32,619
	Property, plant and equipment		47,904
	Intangible assets (subscriber base)		82,677
	Accounts payable and accrued liabilities		(31,047)
	Minority interest		(60,492)
	Purchase price		$ 180,585

	Consideration paid in cash		$ 180,585

3.	PROPERTY, PLANT AND EQUIPMENT
	June 30, 2004	Cost	Accumulated amortization	Net book value
	Automobiles	$ 357,529	$ 147,149	$ 210,380
	Buildings, offices	263,907	75,415	188,492
	Cable television network equipment	10,584,983	3,033,999	7,550,984
	Furniture and fixtures	402,156	344,415	57,741
	Computer software	76,077	64,045	12,032
	Plant construction-in-progress	53,400	-	53,400
		$11,738,052	$ 3,665,023	$ 8,073,029

Stream Communications Network, Inc.

Notes to Consolidated Financial Statements

June 30, 2004

(in Canadian dollars)

	December 31, 2003		Cost	Accumulated amortization	Net book value
	Automobiles		$ 294,435	$ 124,898	$ 169,537
	Buildings, offices		209,983	62,034	147,949
	Cable television network equipment		9,354,130	2,646,339	6,707,791
	Furniture and fixtures		350,298	278,466	71,832
	Computer software		72,291	57,417	14,874
	Plant construction-in-progress		120,796	-	120,796
			$ 10,401,933	$ 3,169,154	$ 7,232,779
4.	INTANGIBLE ASSETS
	June 30, 2004	Cost	Accumulated amortization	Impairment	Net book value
	Cable TV licences	$ 112,420	$ 60,496	$ -	$ 51,924
	Subscriber base	4,943,253	672,724	1,892,182	2,378,347
	Goodwill	147,671	5,806	141,865	-
		$ 5,203,344	$ 739,026	$ 2,034,047	$ 2,430,271

	December 31, 2003	Cost	Accumulated amortization	Impairment	Net book value
	Cable TV licences	$ 95,625	$ 49,520	$ -	$ 46,105
	Subscriber base	4,670,366	536,341	1,818,135	2,315,890
	Goodwill	147,671	5,806	141,865	-
		$ 4,913,662	$ 591,667	$ 1,960,000	$ 2,361,995

5.	LONG-TERM DEBT
				June 30, 2004	December 31, 2003
	Loan balances, current portion			$ 64,512	$ 64,512
	Loan balances, long term portion			37,523	67,997
	Total			$ 102,035	$ 132,509
	Bank loans are secured by the fixed assets of the Company repayable monthly at a rate of $5,376 per month. Interest is charged at the prime rate in Poland plus ½% per annum.
6.	DUE TO RELATED PARTY

The amount due to related party bears interest at 5% per annum, and it will not be repaid in the next twelve months. The total amount due is $2,576,000 USD, of which $2,000,000 USD  was secured by various cable TV networks, with  the remaining debt being unsecured.

7.	CUMULATIVE TRANSLATION ACCOUNT
	The operations of the Company are situated in the country of Poland along with most of its assets. The foreign exchange rates for the Canadian dollar and the Polish zloty are as follows:
		Rate at the end of the period		Average rate for the period
	Six months ended June 30, 2004	2.7893		2.8842
	Six months ended June 30, 2003	2.8944		2.6658
	Year ended December 31, 2003	2.9029		2.78501

Stream Communications Network, Inc.

Notes to Consolidated Financial Statements

June 30, 2004

(in Canadian dollars)

The following table shows the effect of the change in exchange rates and the resulting change in the cumulative translation account for the period ended June 30, 2004, and the foreign exchange effect on cash and cash equivalents:

		December 31, 2003 balance (Polish zloty)	December 31, 2003 balance ($CDN) at 2003 exchange rate	December 31, 2003 balance ($CDN) at 2004 exchange rate	Exchange loss (gain) on translation
	Rate: Polish zloty to Canadian dollars		2.9029	2.7893
	Accounts receivable	zl 407,082	$ 140,233	$ 145,944	$ (5,711)
	Inventory	24,138	8,315	8,654	(339)
	Prepaid expenses and advances	70,982	24,452	25,448	(996)
	Deposits	449,999	155,017	161,330	(6,313)
	Property, plant and equipment	20,954,915	7,218,614	7,512,607	(293,993)
	Intangibles	6,444,815	2,220,130	2,310,549	(90,419)
	Accounts payable and accrued liabilities	(7,876,831)	(2,713,435)	(2,823,945)	110,510
	Current portion of long-term debt	(187,272)	(64,512)	(67,139)	2,627
	Long-term debt	(197,388)	(67,997)	(70,766)	2,769
	Acquisition of ASK	-	-	-	43,888
	Non-controlling interest	(1,994,945)	(687,225)	(715,213)	27,988
	Total exchange gain on translation				$ (209,989)
	Deduct: Cumulative translation account, beginning of year				371,841
	Cumulative translation account, end of period				2,301
	Foreign exchange effect on cash and cash equivalents				$ 164,153

	The following table shows the effect of the change in exchange rates and the effect on actual sales in Poland for the periods ended June 30, 2004:

		For the three months ended June 30, 2004	For the three months ended June 30, 2003	For the six months ended June 30, 2004	For the six months ended June 30, 2003
	Average exchange rate for the period	2.86743	2.74366	2.88419	2.66578
	Revenue in Canadian dollars	$ 1,078,645	$ 950,163	$ 1,940,455	$ 1,966,135
	Revenue in Polish zlotys	3,092,939	2,606,924	5,596,641	5,241,283
	Revenue % change in Canadian dollars over previous period	13.5%	0.6%	-1.3%	5.9%
	Actual revenue % change in Polish zlotys over previous period	18.6%	6.0%	6.8%	8.7%
8.	CAPITAL STOCK
	(a) Authorized
	150,000,000 common shares of no par value
	(b) Issued		Number of Shares	Price	Share Capital
	Balance - December 31, 2002		29,003,149	-	$ 31,229,685
	Warrants exercised		702,526	$ 1.80	1,264,542
	Fair value of warrants expired		-	-	228,323
	Fair value of warrants exercised		-	-	486,905
	Balance - December 31, 2003		29,705,675		$ 33,209,455
	Shares issued for business development		500,000	$ 0.98	487,557
	Balance - June 30, 2004		30,205,675		$ 33,697,012
	(c) Options

Common share purchase options are issued to directors, officers, employees and non-employees of the company with exercise prices which approximate market values at the time the option is granted. Options granted vested immediately and have a term of five years.

Stream Communications Network, Inc.

Notes to Consolidated Financial Statements

June 30, 2004

(in Canadian dollars)

	Summary of directors' and employees' stock options, warrants and convertible securities outstanding:
				Shares	Weighted average exercise price $
	Balance of options at December 31, 2003			4,370,000	$ 1.60
	Granted			2,490,000	0.60	USD
	Cancelled			(4,370,000)	1.60
	Balance of options at June 30, 2004			2,490,000	$ 0.60	USD
	The following table summarizes information about fixed stock options outstanding at June 30, 2004:
		Options Outstanding			Options Exercisable
	Range of exercise prices (USD$)	Number outstanding at June 30, 2004	Weighted average remaining contractual life (years)	Weighted average exercise price (USD$)	Number exercisable at June 30, 2004	Weighted average exercise price (USD$)
	$ 0.60	2,490,000	5.0	$ 0.60	2,490,000	$ 0.60
	Stock-based compensation expense

Pursuant to the granting the options in the current period, stock-based compensation expenses has been determined using a Black-Scholes option pricing model assuming no dividends were paid, a weighted average volatility of 56.6% over an expected life of five years and a weighted average annual risk free rate of 3.93%.

	(d) Warrants
	The changes in warrants were as follows:
		Number of warrants	Number of common shares permitted to be purchased	Price per share	Expiry date	Fair value of Warrants
	Outstanding December 31, 2003	3,126,579	2,976,578			$ 2,025,447
	Expired	-	-	$ -		-
	Exercised	-	-	$ -		-
	Total Balance June 30, 2004	3,126,579	2,976,578			$ 2,025,447
	Outstanding June 30, 2004	300,000	150,000	$ 1.80	28-Dec-04	$ 103,962
		2,701,579	2,701,579	1.80	28-Dec-04	1,872,405
		125,000	125,000	2.25 USD	28-Dec-04	49,080
	Total Balance June 30, 2004	3,126,579	2,976,579			$ 2,025,447
9.	OFFICERS AND DIRECTORS
	Stan Lis - President, CEO and director
	Adam Wojcik, Chief Operating Officer and director
	Iwona Kozak, Vice President Corporate Affairs and directors
	Casey Forward, Chief Financial Officer
	Edward Mazur, director
	Robert Wussler, director
	Boyce Butler, director